Exhibit 19

DOLLAR GENERAL CORPORATION

INSIDER TRADING POLICY

Purpose

This policy is intended to increase awareness and understanding of insider trading laws and to assist you in complying with them. Ultimately, you are responsible for your own compliance, and Dollar General does not assume that responsibility.

Transactions and Persons Covered

This policy applies to transactions in Dollar General securities by persons covered by this policy. Dollar General securities include common stock, debt securities or other types of securities that Dollar General may issue, as well as derivative securities that are not issued by Dollar General but which relate to securities issued by Dollar General, such as exchange-traded put or call options or swaps (collectively, “DG Securities”). When specified, this policy also applies to transactions in securities issued by other companies about which you learn material nonpublic information (“MNPI”) as a result of your position with our Company (“Third Party Securities”).

While this policy generally applies to all Board members, employees and contingent workers of Dollar General and its subsidiaries, certain provisions (such as trading windows and pre-clearance requirements) apply only to specifically designated persons. Note that actions prohibited by this policy include not only your own actions but also the actions of those whom you direct or agree to take such actions for you or on your behalf.

In addition, unless otherwise specified, this policy generally applies to (1) your spouse; (2) any immediate family member who either shares your home or is financially dependent on you; (3) anyone else living in your home; and (4) any person, entity or trust whose transactions in DG Securities you direct, influence or control. These are collectively known as your “Controlled Persons,” and the term “you” should be read to include them. Under this policy, we treat actions of your Controlled Persons as if they were your own actions. An “immediate family member” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.

It is also our policy that Dollar General will engage in transactions in DG Securities in compliance with applicable securities laws.

Trading Restrictions

Except as otherwise provided in this policy, you may not, nor may you recommend that others, engage in a transaction (e.g., buy, sell or gift) in: (1) DG Securities at a time when you are aware of MNPI about our Company, or (2) Third Party Securities at a time when you are aware of MNPI about that company obtained as a result of your position with our Company.

●	Possession Equals Use. The law presumes that you use any MNPI that you possess when you trade securities. It is not a defense that you had an unrelated reason to trade or that you would have traded regardless of that information.

●	Definition of Material. Information is “material” if it would be important to a reasonable investor’s decision to buy or sell securities or if it could reasonably be expected to affect the security’s market price. Some non-exclusive examples of potentially material information

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include: earnings or other financial results; major mergers, acquisitions, dispositions or asset sales; financing transactions outside of the ordinary course of business; dividends, securities repurchase programs and stock splits; executive management changes; major litigation; a significant cybersecurity incident; or significant contracts. Remember, the Securities and Exchange Commission (“SEC”) and the courts will use hindsight in judging materiality. Assume information is material if you are unsure.

●	Definition of Nonpublic. Information is “nonpublic” until adequately disclosed to the public through an official announcement (e.g., a publicly accessible conference call for which advance notice has been provided; a press release; or an SEC filing) and the investing public has had sufficient time to absorb the information. It generally takes at least one full trading day after the announcement for the market to absorb the information.

●	Employee Equity Awards. Although you may exercise vested employee stock options at any time before they expire or terminate, you may not sell the stock you acquire (including through a broker-assisted “cashless exercise”) when you are aware of MNPI and, if applicable to you, without complying with the trading calendar and/or pre-clearance requirements described in this policy. In addition, although this policy does not apply to the settlement of employee restricted stock units (“RSUs”) or performance share units (“PSUs”) or to the withholding of shares by Dollar General to satisfy tax withholding or other obligations associated with the vesting, exercise or settlement of equity awards, you may not sell the stock you acquire as a result of such settlement when you are aware of MNPI and, if applicable to you, without complying with the trading calendar and/or pre-clearance requirements.

●	EQ Shareowner Services Plus Plan. We allow payroll contributions to the EQ Shareowner Services Plus Plan (“SSPP”) sponsored by Equniti. You may not elect to enroll in, change your contribution amount, stop your contributions to, or sell DG Securities from your SSPP account when you aware of MNPI and, if applicable to you, without complying with the trading calendar and/or pre-clearance requirements described in this policy.

●	Margin Loans and Pledging Restrictions. Under margin arrangements, a broker could sell your securities without your permission if the value falls below the margin requirements, which could expose you to insider trading liability if the sale occurs when you are aware of MNPI. Similar cautions apply to a loan for which you have pledged securities as collateral. Accordingly, Board members, officers and other persons subject to the preclearance requirements described in this policy (including their Controlled Persons) are prohibited from pledging DG Securities as collateral and from holding DG Securities in a margin account. Other employees and contingent workers (including their Controlled Persons) are strongly discouraged from doing so.

●	Hedging Restrictions. Examples of hedging include entering into or trading prepaid variable forward contracts, equity swaps, collars, puts, calls, options, exchange funds (also known as swap funds) or other derivative instruments related to the equity securities of Dollar General. Board members, officers and other persons subject to the preclearance requirements described in this policy (including their Controlled Persons) are prohibited from purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, against any decrease in the market value of Dollar General equity securities granted to those persons as part of their compensation or held by those persons. Other employees and contingent workers (including their Controlled Persons) are strongly discouraged from doing so.

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●	Gifts of DG Securities. You may not gift DG Securities while you are aware of MNPI, and if applicable to you, without complying with the trading calendar and pre-clearance requirements described in this policy.

●	Penalties for Violations. Insider trading violations can result in a civil penalty of up to 3 times the profit gained or loss avoided, a $5 million criminal fine and a 20-year jail term. A policy violation also may subject you to discipline or termination of employment. Dollar General, and possibly any Board member, officer or supervisory person that fails to take appropriate steps to prevent illegal trading, also can incur a civil penalty equal to the greater of $1 million or 3 times the profit gained or loss avoided and a criminal penalty of up to $25 million.

Trading Calendar

To minimize the risk or appearance of insider trading by Board members, officers, and others who the General Counsel determines may be exposed to MNPI, we establish an annual trading calendar that allows transactions in DG Securities only at specified times (known as “trading windows”). We will notify you if you are subject to the trading calendar, in which case you may not engage in transactions in DG Securities during “closed” trading windows even if you are not aware of MNPI at such times. You may trade in DG Securities during “open” trading windows as long as you are not aware of MNPI and, if you are subject to pre-clearance requirements, you have complied with the preclearance requirements described in this policy. If you are subject to the trading calendar, then so are your Controlled Persons.

The trading calendar will not apply to (1) transactions executed in compliance with a Rule 10b5-1 Trading Arrangement that has been adopted and is operated in compliance with this policy (see “10b5-1 Trading Arrangements” below); (2) option exercises that do not involve a sale of some or all of the acquired shares in the market (note that a broker-assisted “cashless exercise” is subject to the trading calendar); (3) the withholding of shares by Dollar General in connection with the vesting, exercise or settlement of employee equity awards to satisfy tax withholding or other obligations; (4) your monthly payroll contributions (other than the initial election) to the SSPP, but only if made pursuant to either your initial election or a later modified election in each case that was made in compliance with this policy.

The trading calendar is posted on DGe under “Company Policies” and DGme under “Support Hub” (and then “HR Resources & Support”). Be aware that engaging in transactions during an open trading window does not insulate you from insider trading liability; you must not be aware of MNPI when you engage in a transaction, even during open trading windows.

Ad Hoc Blackout Periods

In addition to the trading calendar, we may impose ad hoc “blackout” periods at any time and for any reason when we believe a blackout to disallow transactions in DG Securities is warranted. We will notify you when the ad hoc blackout period begins and ends. You may not disclose, without authorization, to anyone that an ad hoc blackout period has been declared.

Trading Pre-Clearance

Board members and officers, as well as certain other employees and contingent workers determined by the General Counsel as likely to be exposed to MNPI on a routine basis in the course of performing duties for Dollar General, along with each such person’s Controlled Persons, and the officer making DG Securities repurchase decisions on behalf of Dollar General, must pre-clear with the General Counsel all transactions in DG Securities other than transactions made in strict compliance with a Rule 10b5-1 Trading Arrangement that is adopted and operated in compliance with this policy (see “10b5-1 Trading

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Arrangements” below). The CFO must pre-clear the General Counsel’s and his or her Controlled Persons’ transactions. In the General Counsel’s absence, preclearance requests should be submitted to the CFO, or in the absence of the General Counsel and the CFO, to the Company’s in-house securities counsel, or in the absence of all of the foregoing, to the Chief Accounting Officer. We will notify you if you are subject to the pre-clearance requirements. Be aware that pre-clearance does not insulate you from insider trading liability; rather, it constitutes part of our Company’s controls to seek representation that you or your applicable Controlled Persons are not aware of MNPI at the time of the transaction. The Pre-Clearance Authorization Form is posted on DGe under “Company Policies” and DGme under “Support Hub” (and then “HR Resources & Support”).

●	Procedure. Submit a completed Pre-Clearance Authorization Form for yourself or on behalf of your Controlled Person 1 to 3 business days before the date of the proposed transaction. If approved, pre-clearance is effective for the period of time listed on the Pre-Clearance Authorization Form (which may not exceed 10 business days or extend into a closed trading window), unless you are notified otherwise, you become aware of MNPI, or a blackout period occurs earlier. By submitting a Pre-Clearance Authorization Form, you represent that you will not be aware of MNPI at the time of your transaction. Executive officers and Board members must forward the signed Pre-Clearance Authorization Form to their brokers and, following each completed transaction, the executive officer or Board member (or his or her broker) must notify the General Counsel and in-house securities counsel of the transaction details before the close of business on the transaction’s execution date.

●	Limit Orders. If you do not know the transaction date, such as when you want to trade only if the price hits a certain target (a “limit order”), you can submit the Pre-Clearance Authorization Form 1 to 3 business days before you place the limit order, noting your proposed trade date range (which may not exceed 10 business days or extend into a closed trading window). If approved, your limit order can remain in effect for the same time period as your pre-clearance authorization. However, if you become aware of MNPI prior to the expiration of your pre-clearance authorization or if a blackout period occurs earlier, your pre-clearance authorization is deemed to be revoked and you must withdraw your limit order immediately.

●	Transactions Not Requiring Pre-Clearance. You need not pre-clear (1) option exercises that do not involve a sale of some or all of the acquired shares in the market (note that a broker-assisted “cashless exercise” must be pre-cleared); (b) the withholding of shares by Dollar General in connection with the vesting, exercise or settlement of employee equity awards to satisfy tax withholding or obligations; or (c) your monthly payroll contributions (other than your initial election) to the SSPP, but only if made pursuant to either your initial election or a later modified election in each case that was made in compliance with this policy.

10b5-1 Trading Arrangements

You may elect to enter into a binding contract, give an instruction, or adopt a written trading plan which specifies the amount, price and timing of trades in advance or delegates discretion on these matters to an independent third party pursuant to Securities Exchange Act Rule 10b5-1 with respect to DG Securities (a “10b5-1 Trading Arrangement”). A 10b5-1 Trading Arrangement allows you to determine trade terms in advance when you do not possess MNPI so that the trade will not violate the insider trading laws if it occurs when you possess MNPI. Once the 10b5-1 Trading Arrangement is adopted, however, you may not influence the amount of DG Securities to be traded, or the trade price or date, and you must act in good faith with respect to the 10b5-1 Trading Arrangement. Rule 10b5-1 also imposes required “cooling off” periods and other significant limitations on 10b5-1 Trading Arrangements, and Dollar General may adopt stricter or additional requirements. You must strictly comply with all such

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requirements. Dollar General reserves the right to require suspension of your 10b5-1 Trading Arrangement if it determines circumstances warrant.

You must enter into a 10b5-1 Trading Arrangement: (1) in good faith; (2) when you are not aware of MNPI; and (3) if applicable to you, during an open window and after you have obtained pre-clearance. Trades pursuant to a 10b5-1 Trading Arrangement will not require additional pre-clearance and may occur during closed trading windows. You must ensure that your 10b5-1 Trading Arrangement meets all of the requirements contained in Rule 10b5-1 and any separate guidelines that Dollar General may provide (if such guidelines are available, you may request them from our General Counsel or in-house securities counsel). Neither Dollar General nor its employees, however, provide legal or other advice regarding your 10b5-1 Trading Arrangement or its sufficiency under the federal securities laws, and inclusion of any required provisions in your 10b5-1 Trading Arrangement does not and shall not be deemed to constitute legal or other advice. Review of a 10b5-1 Trading Arrangement, if at all, by Dollar General’s in-house or external legal counsel is only for and on behalf of Dollar General, not its Board members, officers, employees or contingent workers.

You should be aware that the requirements of Rule 10b5-1 are detailed and complex, so it is important that you understand those requirements prior to entering into a 10b5-1 Trading Arrangement. We strongly advise obtaining your own experienced legal counsel to assist you.

Board members and executive officers should note that transactions under a 10b5-1 Trading Arrangement remain subject to Section 16 (including the short-swing trading provisions) and must be reported to the General Counsel and in-house securities counsel to ensure timely preparation of your Form 4. Do not assume we have another way of knowing about these transactions.

Disclosure Restrictions and “Tipping” Prohibitions

You may not disclose MNPI about Dollar General or any company with which we do business to any third party (including without limitation to your Controlled Persons) without authorization from the Disclosure Committee.

●	Dollar General Asset. Nonpublic information learned through your employment belongs to Dollar General, should be protected like any other asset, and should be used only for Dollar General purposes.

●	Beware of Inadvertent Disclosures. Avoid discussing MNPI in public places such as elevators, airplanes, taxis or restaurants where discussions might be overheard. Avoid accessing or placing confidential documents in areas where they can be read by unauthorized persons, and store those documents in secure locations when they are not in use.

●	Tipping is Illegal. Disclosing MNPI to others who may trade, also known as “tipping,” can lead to the same penalties as your own insider trading. You can even be responsible for the trades of persons who received the information indirectly from you. Tipping is prohibited by law and under this policy.

Administration and Enforcement of Policy

We encourage you to contact the Law Department if you have questions concerning this policy. A policy violation may result in discipline or even immediate discharge without prior warning. In his or her sole discretion, the General Counsel may waive procedural provisions of this policy on a case-by-case basis if deemed warranted, but such waivers shall not be given on a routine basis.

Last Revised February 2025